Exhibit 99.1

Filed by Lpath, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Lpath, Inc.

Commission File No. 001-35706

Event ID:

Event Name:   Apollo Endosurgery and Lpath Webcast

Event Date:   2016-09-12

Officers and Speakers

Leigh Hsu; Lpath Incorporated; VP, Corporate Development & Strategy

Gary Atkinson; Lpath Incorporated; CEO & CFO

Todd Newton; Apollo Endosurgery Inc.; CEO

Analysts

Nicholas Cavanaugh, Private Investor

Presentation

Operator:  Good afternoon. My name is Austin, and I will be your conference operator today. At this time I would like to welcome everyone to the Lpath and Apollo Endosurgery investor conference call.

(Operator Instructions)

Please note this event is being recorded.

I would now like to turn the conference over to Leigh Hsu, Lpath Vice President, Corporate Development and Strategy. Sir, you may being your conference.

Leigh Hsu:  Good afternoon. Joining me for today’s presentation are Lpath’s Chief Executive Officer, Gary Atkinson; Apollo Endosurgery’s Chief Executive Officer, Todd Newton; and Apollo’s Chief Financial Officer, Stefanie Cavanaugh. Following our prepared remarks we will open up the call for your questions.

I’d like to remind everyone this call is being recorded and will be available for web and telephone replay for 60 days. Please refer to our joint press release, issued last Thursday, September 8, or Lpath’s website for replay information.

First I would like to take a moment to read where Lpath stockholders may obtain more information regarding the proposed transaction as well as Lpath’s Safe Harbor statement.

In connection with the proposed merger, Lpath and Apollo intend to file relevant materials with the Securities and Exchange Commission, or the SEC. Investors and security holders of Lpath and Apollo are urged to read these materials when they become available, because they will contain important information about Lpath, Apollo and the proposed merger.

These materials and any other documents filed by Lpath with the SEC may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lpath by directing a written request to Lpath at 4025 Sorrento Valley Boulevard, San Diego, California 92121, Attention: CEO. Investors and security holders are urged to read these materials before making any voting or investment decision with respect to the proposed merger.

This conference call shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Lpath and its directors and executive officers and Apollo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lpath in connection with the proposed transaction. Information regarding a special interest of these directors and executive officers in the proposed merger will be included in the materials filed with the SEC referred to above.

Additional information regarding the directors and executive officers of Lpath is also included in the Lpath Annual Report on Form 10-K for the Year Ended December 31, 2015, and the Proxy Statement for Lpath’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC website, again, www.sec.gov, and from the CEO at Lpath at the address previously described.

During this call we will discuss some factors and matters regarding the proposed merger between Lpath and Apollo and regarding our respective businesses going forward. Any matters discussed today that are not historical facts constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results or events to differ materially from those suggested by our forward-looking statements.

These risks and uncertainties include, among other factors, one, the ability of Lpath and Apollo to receive the necessary stockholder approval for the proposed merger; two, the ability of the combined company to maintain a NASDAQ listing; three, the timing and nature of the planned equity investment by Apollo’s investors in connection with the proposed merger; and four, the ability of the combined company to successfully commercialize Apollo’s products and increase market share.

Additional risk factors may be found in Lpath’s filings with the SEC. As a result of these risks and uncertainties, you should not place undue reliance on any forward-looking statements.

We encourage all of our listeners to review our SEC filings for a more complete description of these risks and uncertainties. We undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances after this call.

Now I would like to turn the call over to Lpath’s Chief Executive Officer, Gary Atkinson. Gary, please proceed.

Gary Atkinson:  Thank you, Leigh, and thank you, everyone, for joining us on the call this afternoon. It’s a pleasure to host this conference call alongside the executives of Apollo Endosurgery to discuss the proposed merger of our companies.

Today I’ll recap the announcement we put out last week, provide additional insights into our strategic decision, and invite Todd Newton, CEO of Apollo, to introduce the Company and describe the strategic vision for Apollo.

After a thorough review of several strategic alternatives dating back more than a year, the Lpath Executive Team and our Board of Directors unanimously believe this transaction provides our shareholders with a very attractive opportunity for both short-term and long-term value appreciation.

Over the years Lpath’s primary objective has been to create value for our stockholders through the discovery and development of lipid-targeted antibody therapeutics. In the first five months of 2015, as you well know, we reported disappointing results from two Phase 2 clinical trials. This included drug candidates iSONEP in patients with age — wet age-related macular degeneration and ASONEP in patients with renal cell carcinoma.

As a result, we restructured the Company and began a process of pursuing potential strategic alternatives. We simultaneously continued early development of our drug candidate Lpathomab.

The objective was to verify the safety of Lpathomab in human subjects in order to support a possible partnership for further development. We successfully demonstrated the safety of Lpathomab in a Phase 1 study, and currently academic government-funded research continues in traumatic brain injury.

With our strategic advisors the Lpath Board and Management Team pursued a variety of licensing opportunities for our drug candidates as well as a significant number of M&A and alternative financing options, all of which included extensive diligence. Ultimately, our team pursued this transaction with Apollo as a win-win for all stockholders. I believe the Lpath investors and the market at large will see the potential of Apollo’s less invasive devices for the treatment of obesity and gastrointestinal disorders and will appreciate Apollo’s growth potential.

As stated in our press release, the Directors and the Executive Officers of Lpath will resign from our positions, and the combined Company will be under the leadership of Todd Newton and Apollo’s current management team. Apollo has a very experienced management team with a successful track record of building product portfolios and global commercial organizations.

Upon closing of this transaction, which is expected to take place during the fourth quarter of this year, security holders of Apollo will become the majority owners of Lpath. Specific details include the following. Apollo security holders will own about 95.8% of the combined Company, and the Lpath security holders are expected to own approximately 4.2% of the Company, subject to any adjustments.

Also, concurrent with the closing of the merger, Apollo’s major investors have committed to invest approximately $29 million of new equity in the combined Company. Lpath will be remained Apollo Endosurgery, Inc., and apply for listing on the NASDAQ Global Market under a new trading symbol. Lpath currently trades on the NASDAQ Capital Market.

Following the closing of this merger, the Board of Directors of our combined Company is expected to consisted of nine members, who will be designated by Apollo and are expected to be Apollo’s current Board members.

I’ll now turn the call over to Todd Newton, Chief Executive Officer of Apollo, and we will leave time for a Q&A session at the end of this call.

Todd Newton:  Thank you, Gary, for the introduction, and we welcome this chance today to introduce Apollo Endosurgery to the shareholders of Lpath. I want to thank Gary and the entire Lpath team and Board for their professionalism as we have worked through this process. We share their enthusiasm for this merger and the potential it has to generate value to our combined shareholder groups.

As Leigh said, we will be filing an S-4 registration statement with the Securities and Exchange Commission, and we encourage you to read it when it becomes available, because it will have important information about this transaction.

Apollo was formed 10 years ago from a collaboration of several world-leading medical universities that shared a vision to develop a variety of device-based interventions for gastrointestinal disorders. Apollo’s foundational intellectual property related to product designs and methods that allow surgical procedures to be conducted with flexible instrumentation, avoiding the invasiveness of traditional surgery.

In December of 2013 the scale and scope of Apollo changed dramatically with the acquisition of the obesity intervention business from Allergan, which we purchased for approximately $95 million. This transaction transformed Apollo from a development-stage company into a global commercial operation with a principle focus on obesity intervention.

The past two and a half years have involved a great deal of time, effort and cost to carve out, transition and integrate this business into Apollo, and we feel that this effort is now substantially complete.

Obesity, as most of you on this call will know, is a global epidemic, one that the World Health Organization calls one of today’s most blatantly visible yet most neglected public health problems.

There are more than 80 million people clinically obese in the United States, and over 500 million people globally. The estimated economic impact of obesity on the US economy exceeds $180 billion per year.

Traditional bariatric surgery has been clinically shown to deliver weight loss and improve obesity-related diseases in patients. However, the majority of these surgeries are invasive, anatomically altering, and often temporary, with weight loss results sometimes only lasting for a period of 5 to 10 years.

As a result, traditional bariatric surgery has not appealed to patients despite measurable results and reimbursement across the United States. In 2015 less than 170,000 bariatric primary surgery procedures were performed in the United States, representing less than 1% of the surgically eligible population.

Apollo’s objective is to improve today’s obesity health problem with new, less invasive and reversible interventional procedures for obesity that can be delivered without surgery. We are at the forefront of what is known as endobariatrics, which treats obesity with products delivered with a flexible endoscope and without traditional surgery.

Our portfolio of endobariatric products includes the ORBERA intragastric balloon and the OverStitch Flexible Endoscopic Suturing System. Our belief at Apollo is that the invasiveness of the intervention should be matched with the stage of the patient’s obesity. We believe earlier, less invasive intervention ultimately benefits patients as well as saves healthcare system costs, and patients, physicians and regulators have shown an increased willingness to adopt less invasive therapies for obesity treatment.

In late 2014 Canaccord Genuity estimated that the market for obesity devices, driven in part by new, safer, less invasive options, could exceed $1.3 billion in the US alone in the next 10 years. Apollo expects most of our future growth to come from our endobariatric products, and let me delve into our endobariatric product portfolio further.

We believe that the ORBERA intragastric balloon is the world’s leading intragastric balloon. It is delivered with mild sedation through the mouth and into the patient’s stomach, where it is filled with saline to the approximate size of a grapefruit and where it remains for 6 months. The ORBERA therapy is a 12-month (inaudible) comprehensive support program that includes diet, exercise and counseling, 6 months with the balloon implant and then another 6 months after its removal.

ORBERA has been implanted in more than 230,000 patients around the world, with more than 230 peer-reviewed publications that testify to ORBERA’s safety and effectiveness. In these studies, patients have lost anywhere between 30% to 40% of their excess weight, which is significant enough to have a positive effect on the patient’s comorbid conditions like diabetes or cardiovascular health.

In August of 2015 the FDA approved ORBERA, and since that time Apollo has trained over 600 US physicians and their practices on the use of ORBERA.

The OverStitch Endoscopic Suturing System is the world’s first and only flexible endoscopic suturing device that offers full-thickness suturing. In the treatment of obesity, (inaudible) and surgeons use OverStitch in three ways, first, to endoscopically repair complications from traditional bariatric surgery such as staple line leaks.

Second, OverStitch is used to revise the anatomy in patients suffering from weight regain following traditional bariatric surgery such as gastric bypass. Studies estimate that 20% to 35% of bypass patients suffer from meaningful weight regain as soon as five years after their surgery.

And, finally, physicians are beginning to use OverStitch as part of a new bariatric procedure referred to as endoscopic sleeve gastroplasty, or ESG. This procedure uses suturing to mimic a surgical sleeve gastrectomy procedure but without the invasiveness and permanent anatomical alteration of the surgical sleeve gastrectomy. Early published results are very promising for this procedure.

In addition to these obesity applications, OverStitch is also used in the treatment of a number of non-obesity-related gastrointestinal disorders.

Complementing our endobariatric products are our surgical products, which consist of the LAP-BAND and various accessory products that are used in laparoscopic bariatric surgeries. LAP-BAND is one of the most recognizable brands in the market, but surgical procedure preference, primarily among surgeons, has shifted over the past five years, resulting in declining LAP-BAND sales.

However, LAP-BAND still offers medically relevant long-term weight loss that leads to improvement in a patient’s comorbid conditions. It is also less invasive, reversible, and carries a low rate of complication, especially severe complications, compared with other bariatric surgeries. LAP-BAND also contributes cash flow that supports our direct sales organization, through which we are also selling our endobariatric products, and continues to be of importance to Apollo.

Commercially, Apollo maintains a direct-selling organization in 14 countries around the world, including the United States, the key markets in Europe, Canada, Brazil and Australia. We also sell to third-party distributors in over 70 other countries.

Our strategy moving forward is straightforward.

One, we intend to support market adoption of our endobariatric products. We intend to do this through medical education, patient education and outreach, field sales support and selective investments in reimbursement initiatives.

Two, we intend to broaden our product portfolio. We intend to accomplish this through internal product development efforts, and we’ll also consider acquisitions that complement our current business.

Third, we intend to expand our geographic presence by pursuing regulatory clearance for our products and improved distribution in key international markets where we think there is a strong demand for our products.

And, finally, we intend to stabilize our surgical product revenue by servicing and supporting our network of surgeon customers who continue to achieve very good patient results and outcomes with the LAP-BAND and remain dedicated to (inaudible).

The Apollo management team thinks that pursuing these strategies can generate value for our shareholders and result in a very unique medical device company that is meeting head on one of the most important healthcare challenges of our time.

We know our therapies have transformed patient lives, and we welcome you on this journey. In the coming weeks, after we submit the relevant merger transaction documents with the SEC, we look forward to meeting and talking with you further about Apollo.

With that, I’ll turn it back over to you, Gary.

Gary Atkinson:  Thank you, Todd. Once again, we would like to thank everyone who has participated on this call today and appreciate taking the time to get acquainted with Apollo.

At this point, operator, we’d like to open the call to questions from our guests.

Questions & Answers

Operator:  Thank you.

(Operator Instructions)

At this time I am showing no further questions. I would like to turn the conference back to Gary Atkinson for any closing remarks.

Actually, it does look like we have one last-minute question from a Nicholas Cavanaugh, a private investor. Please go ahead.

Nicholas Cavanaugh:  Hi, Gary. Thanks for the information. The question is without seeing the SEC filing S-4 it’s a little ambiguous as to what is going to transpire next, inasmuch that what will the new stock sell for. Could you just address that, how many shares will be issued and the maturations going forward with the combination? Thank you.

Todd Newton:  Yes, Gary, I’d be happy to take that one. Unfortunately, we don’t have a lot of details for you on that question today. The details will be in the S-4, which we’re expected to file in the next, let’s call it, few days. And in that S-4 there’ll be a complete picture provided of the Company and the transaction and all the ways in which it will come together. But at this time we’ll just need to wait for the S-4 for those details.

Nicholas Cavanaugh:  Okay. Thank you.

Operator:  This concludes our question-and-answer session. I would like to turn the conference back over to Gary Atkinson for any closing remarks.

Gary Atkinson:  Thank you. Again, I’d like to thank everyone for their interest in learning more about Apollo and the merger with Lpath. The Lpath Board of Directors, the Executive Team will work to complete this transaction as smoothly and expeditiously as we can and bring to a conclusion Lpath’s history as a drug discovery and development company with this new chapter, moving forward as Apollo Endosurgery.

If there are any additional questions that come up, please do not hesitate to contact either me or Todd at Apollo, and, again, thank you for your time and attention this afternoon.

Operator:  The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.